As filed with the Securities and Exchange Commission on June 24, 2011

                                                  1940 Act File No. 811-21163


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-8F
         APPLICATION FOR DEREGISTRATION OF REGISTERED INVESTMENT COMPANY


I.       GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

         [ ]      MERGER

         [X]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)


2.       Name of fund:

         Pioneer Protected Principal Trust, on behalf of its series Pioneer Protected Principal Plus Fund (the "fund")


3.       Securities and Exchange Commission File No.:  811-21163


4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [X]      Initial Application                       [ ]      Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         60 State Street, Boston, Massachusetts 02109


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Toby R. Serkin, Bingham McCutchen LLP,
         One Federal Street, Boston, Massachusetts 02110, (617) 951-8760


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Terrence J. Cullen
         General Counsel
         Pioneer Investment Management, Inc.
         60 State Street
         Boston, Massachusetts 02109
         (617) 422-4360

         Custodian:

         Brown Brothers Harriman & Co.
         40 Water Street
         Boston, Massachusetts  02109
         (617) 772-6390

  Transfer Agent:

         Pioneer Investment Management Shareholder Services, Inc.
         60 State Street
         Boston, Massachusetts  02109
         (800) 225-6292

         NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.


8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.


9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]     Closed-end


10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

         Delaware


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Pioneer Investment Management, Inc., 60 State Street,
         Boston, Massachusetts 02109


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Pioneer Funds Distributor, Inc., 60 State Street, Boston, Massachusetts 02109


13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ]      Yes               [X]     No

         If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-______

                  Business Address:


15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes              [ ]      No

                  If Yes, state the date on which the board vote took place:

                  September 15, 2009

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ]      Yes              [X]       No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain:

                  The Declaration of Trust of the Registrant provides that the Registrant may be terminated by the Board of Trustees of the Registrant without shareholder approval, upon notice to shareholders. A written notice of liquidation of the fund
            was sent to shareholders on or about November 20, 2009.


II.      DISTRIBUTIONS TO SHAREHOLDERS


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes               []     No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  December 21, 2009

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes              [ ]      No

         (c)      Were the distributions made PRO RATA based on share ownership?

                  [X]      Yes              [ ]      No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


         (e)      LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [ ]      Yes              [X]      No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.      CLOSED-END FUNDS ONLY:
         Has the fund issued senior securities?

         [ ]      Yes               [ ]     No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


18.   Has the fund distributed ALL of its assets to the fund's shareholders?

         [X]      Yes               [ ]     No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes               [X]     No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



III.     ASSETS AND LIABILITIES


20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [ ]      Yes               [X]     No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]      Yes              [ ]      No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes               [X]     No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?



IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION


22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                (i)   Legal expenses:      $25,190.19

                (ii)  Accounting expenses: None

                (iii) Other expenses (list and identify separately):

                Printing: $688.59


                (iv)  Total expenses (sum of lines (i)-(iii) above): $25,878.78


         (b)      How were those expenses allocated?

                  The Fund bore the expenses associated with the liquidation. The adviser paid certain expenses in connection with the Fund winding up its affairs after the liquidation.

         (c)      Who paid those expenses?

                  The Fund paid $18,790.99 and the adviser paid $6,399.20 of the total $25,190.19 in legal expenses incurred. The adviser also paid $688.59 in printing expenses.

         (d) How did the fund pay for unamortized expenses (if any)?

         Not applicable.


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]      Yes               [X]     No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:



V.       CONCLUSION OF FUND BUSINESS


24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes               [X]     No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes               [X]     No

         If Yes, describe the nature and extent of those activities:



VI.      MERGERS ONLY


26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger:

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.






                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pioneer Protected Principal Trust, (ii) he is the Chairman of the Board, Trustee and President of Pioneer Protected Principal Trust, and
(iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.




                                                  /s/ John F. Cogan, Jr.
                                                  -----------------------
                                                      John F. Cogan, Jr.